Exhibit 99.1

Advantage Announces New Natural Gas Commodity Price Hedges

(TSX: AAV, NYSE: AAV)

CALGARY, April 8, 2013 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") announces that it has entered into new natural gas commodity price hedges for 2014 to 2016. These hedges will provide cash flow stability to support our capital program that will focus on doubling production at Glacier to 200 mmcf/d by Q1 2015. Advantage has now hedged the following average production volumes at the corresponding averages prices for the periods as follows:

Period	Average Volume Hedged	Average Price $Cdn. AECO
2013 Year	29,224 mcf/d	$3.31/mcf
2014 Year	47,391 mcf/d	$3.79/mcf
2015 Year	45,021 mcf/d	$3.91/mcf
2016 Q1	42,652 mcf/d	$3.90/mcf

Below is a list of the new derivative contracts entered into by Advantage:

Description of Derivative	Term	Volume	Average Price $Cdn. AECO
Natural gas - AECO
Fixed price	April 2014 to March 2015	18,956 mcf/d	$3.82/mcf
Fixed price	April 2015 to March 2016	18,956 mcf/d	$3.90/mcf
Fixed price	April 2015 to March 2016	9,478 mcf/d	$3.90/mcf
Fixed price	April 2015 to March 2016	14,217 mcf/d	$3.91/mcf

A detailed list of all individual derivative contracts as at April 8, 2013 is available on our website at www.advantageog.com.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things management's intent to focus on doubling production throughput at Glacier to 200 mmcf/d by Q1 2015, management's belief that the Glacier property demonstrates economic growth potential and scalability despite low gas price environment, expected plans and timing of drilling and completion of wells, expected increases and rates of production, expected plans to expand facilities and projections with respect to individual wells, regions, properties or projects.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to its Annual Information Form dated March 26, 2013 which is available on SEDAR at www.sedar.com and www.advantageog.com.

SOURCE: Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 16:50e 08-APR-13